

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

Via U.S. Mail
Luke Lalonde
President, Chief Executive Officer and Chief Financial Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

  Re: **SuperDirectories, Inc.**
    Form 10-K for the Fiscal Year Ended September 30, 2011
    Filed March 30, 2012
    File No. 000-51533

Dear Mr. Lalonde:

  We issued comments on the above captioned filings on August 23, 2012. On October 10, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  Please contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3730 if you have any questions.

        Sincerely,

        /s/ Craig Wilson

        Craig Wilson
        Senior Assistant Chief Accountant